# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 12/18/2025
Amends the filing with accession number 0001398344-11-001887
Filed by CIK 0001310710
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Thomas J. Herzfeld, et al. (CIK 0001310710): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,542,799; shared voting power 5,744,989; sole dispositive power 1,542,799; shared dispositive power 5,744,989; aggregate amount beneficially owned 7,287,788 (45.37% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 7,287,788 shares representing 45.37% of the 16,063,219 shares outstanding as reported by the issuer as of December 18, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 1,542,799 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 5,744,989 shares of common stock.
Transactions in the class effected during the past sixty days: On December 11, 2025, through open market transactions, the Advisory clients sold 8,353 shares at $2.5482. On December 12, 2025, through open market transactions, the Advisory clients sold 10,061 shares at $2.5564. On December 15, 2025 through open market transactions, the Advisory clients sold 16,679 shares at $2.5709. On December 16, 2025 through open market transactions, the Advisory clients sold 2,818 shares at $ 2.5732. On December 17, 2025 through open market transactions, the Advisory clients sold 4,260 shares at $2.58. On December 18, 2025 through open market transactions, the Advisory clients sold 111,355 shares at $2.61.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.

## Signatures
- Thomas J. Herzfeld, et al.: /s/ Thomas J. Herzfeld, Thomas J. Herzfeld, Chairman (12/22/2025)